United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telmex International

(Translation of Registrant’s Name into English)

Avenida de los Insurgentes Sur 3500

Colonia Peña Pobre

Delegación Tlalpan

14060 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Exhibits:

Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007	Exhibit 99.1

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the year ended December 31, 2009.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-34086), filed with the Securities and Exchange Commission on June 26, 2009 (the “2008 Form 20-F”).

The audited consolidated financial statements included in this report as Exhibit 99.1 supersede the audited consolidated financial statements included in the 2008 Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission (“SEC,”) on Forms 20-F, 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses outside of Mexico;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Brazil, Mexico or other countries;

•	statements about interest rates, currency exchange rates and foreign securities markets;

•	statements about the availability and cost of external financing for our operations, which have been affected by the stress experienced by the global financial markets;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2008 Form 20-F, include technological improvements, customer demand, competition, economic and political conditions and government policies in the countries in which we operate or elsewhere, inflation rates, exchange rates and regulatory developments. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

PRESENTATION OF FINANCIAL STATEMENTS

Our audited consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial information for periods prior to December 31, 2007 is presented in constant pesos as of December 31, 2007, while our financial information for 2009 and 2008 is presented in nominal pesos. See Note 2(c) to our audited consolidated financial statements. In our financial information for 2009 and 2008, inflation adjustments for prior periods have not been removed from stockholders’ equity, and the re-expressed amounts for non-monetary assets at December 31, 2007 became the accounting basis for those assets beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS.

We were established on December 26, 2007, pursuant to a procedure under Mexican law called an escisión, or the Escisión, which split off the Latin American and yellow pages businesses of Teléfonos de México, S.A.B de C.V., or Telmex. The audited consolidated financial statements and the summary financial data provided below for the dates and periods prior to the effective date of the Escisión, which was December 26, 2007, under Mexican FRS, include the historical operations of the entities transferred by Telmex to us in the Escisión that established us. See Note 1 to our audited consolidated financial statements.

References in this report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pesos” or “P.” are to the lawful currency of Mexico.

This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso or constant Mexican peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollar amounts at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of P.13.0587 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2009. On March 23, 2010, the Banco de México exchange rate for pesos was P.12.5796 to U.S.$1.00, as published in the Official Gazette of the Federation (Diario Oficial de la Federación).

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2009, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2009(1)		2008(1)		2007		2006(2)		2005
	(2009 and 2008 in millions of Mexican pesos; previous years in millions of constant Mexican pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	P.	92,540	P.	76,005	P.	67,760	P.	65,520	P.	61,346
Operating costs and expenses		81,488		67,082		57,430		62,204		54,177
Operating income		11,052		8,923		10,330		3,316		7,169
Net income		9,563		5,631		7,014		3,018		4,586
Majority interest		9,105		5,535		6,464		2,353		3,180
Earnings per share(3)		0.50		0.30		0.33		0.11		0.14
Weighted average number of shares outstanding (millions)		18,157		18,596		19,766		20,948		22,893

U.S. GAAP:
Operating revenues	P.	92,540	P.	76,005	P.	67,760	P.	53,924	P.	46,349
Operating costs and expenses		82,313		67,716		58,172		51,641		41,169
Operating income		10,227		8,288		9,588		2,283		5,180
Net income(4)		8,587		3,277		6,163		1,702		2,955
Earnings per share(3)		0.46		0.18		0.29		0.08		0.13
Dividends per share(5)		0.17		0.15		—		—		—

Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	P.	80,124	P.	58,479	P.	50,494	P.	47,271	P.	44,198
Total assets		174,301		131,513		129,281		108,181		94,119
Short-term debt and current portion of long-term debt		12,667		14,728		4,713		4,932		1,711
Long-term debt		21,310		10,895		11,269		12,558		9,196
Total stockholders’ equity		99,485		80,125		85,534		61,697		61,898
Capital stock		16,978		17,173		17,829		—		—

U.S. GAAP:
Plant, property and equipment, net	P.	88,449	P.	65,349	P.	58,672	P.	42,053	P.	34,657
Total assets		186,841		135,141		136,177		89,340		67,470
Short-term debt and current portion of long-term debt		12,667		14,728		4,713		4,932		1,711
Long-term debt		20,677		10,411		10,855		9,923		6,645
Total stockholders’ equity(4)		111,948		85,837		91,563		51,956		44,504
Capital stock		16,978		17,173		17,829		—		—

(1)	New accounting pronouncements under Mexican FRS that became effective in 2009 and 2008 were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008.
(2)	Our results of operations in 2006 were affected by several items relating to Brazilian tax proceedings. Under commercial, general and administrative costs, we recorded (a) a charge of P.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of P.1,467 million for penalties and monetary correction related to income tax on incoming international long-distance service. Under other expenses (income), net we recorded (a) other income of P.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of P.1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long-distance service for prior periods.
(3)	Based on the weighted average numbers of shares of Telmex in 2007 and prior years. We have not presented net income on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares.
(4)	Information for prior years was retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to Accounting Standards Codification (ASC) 810, Consolidation. See Note 19 to our audited consolidated financial statements. ASC 810 states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.
(5)	The dividend of P.0.15 per share declared at the general shareholders’ meeting held in July 2008 was paid in equal installments of P.0.075 per share. Holders of ADSs were paid a U.S. dollar equivalent of U.S.$0.144 per ADS in September 2008 and U.S.$0.111 per ADS in December 2008 (based on the exchange rate applicable on each payment date). The dividend of P.0.17 per share declared at the general shareholders’ meeting held in April 2007 was paid in equal installments of P.0.085 per share. Holders of ADSs were paid a U.S. dollar equivalent of U.S.$0.128 per ADS in August 2009 and U.S.$0.131 per ADS in November 2009 (based on the exchange rate applicable on each payment date).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2009, in accordance with Mexican FRS and U.S. GAAP.

	Year ended December 31,
	2009	2008	2007	2006	2005
Mexican FRS(1)	6.1	5.4	7.0	3.1	3.5
U.S. GAAP(2)	5.8	5.0	6.2	2.3	2.6

(1)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(2)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the financial statements and notes thereto included in this report. Our financial statements for all dates and periods prior to our establishment in December 2007 have been prepared on a consolidated basis and include the historical operation of the subsidiaries transferred to us in the Escisión.

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity and condensed financial statements under U.S. GAAP.

Overview

The highlights of our results for the period from 2007 to 2009 included the following:

•

In 2009, we focused on increasing revenues from local service, data transmission and Internet access services, and pay television to reduce our dependence on revenues from long-distance service in Brazil.

•	In 2008, we maintained our leading franchise in Brazilian long-distance, despite an increase in competition.

•	In our corporate networks and Internet access businesses across Latin America, we had revenue growth in 2008.

•

Our Brazilian local service business, which started in late 2002, has successfully established itself with steady growth in customers and revenues. At year-end 2009, we had more than 6 million customers for a range of services, and for the year we had P.13 billion in operating revenues. This represented year-over-year customer increases at the end of 2009 of 7.8% in Livre service (residential telephony) and 46.6% in Net Fone via Embratel service (residential VoIP), which led to an increase in consolidated local service revenues of 20.4% for 2009.

•

Beginning in 2006, we made a series of acquisitions of cable television businesses in Colombia, giving us a 57% share of the pay television market by the end of 2009. We expect continued revenue growth and improved profitability from our Colombian operations. Our consolidated revenues from pay television surpassed P.3.2 billion in 2008 and reached P.5.4 billion 2009. In addition, our equity investee, Net Serviços de Comunicação S.A., or “Net,” continues to grow in the pay television business in Brazil.

•

Our financing cost increased significantly in 2008, due to the depreciation of the Brazilian real against the U.S. dollar. During 2009, the Brazilian real appreciated against the U.S. dollar, resulting in a decrease in our financing cost.

Effects of Exchange Rate Variations

Our financial statements are presented in Mexican pesos, but less than 10% of our revenues are from Mexico. Effective January 1, 2008, in each jurisdiction in which we operate, we treat the local currency as the functional currency for accounting purposes. In Brazil, for example, the Brazilian real is the functional currency.

The financial statements of our foreign subsidiaries and affiliates that are consolidated or accounted for based on the equity method first are adjusted to conform to Mexican FRS and then local currency amounts are translated into Mexican pesos as follows: assets and liabilities are translated into Mexican pesos at the prevailing exchange rate at year-end; stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions are made and income is generated; and revenues, costs and expenses are translated using an average of the applicable historical exchange rates for the period.

Changes in the average exchange rate of the Brazilian real against the peso can have a significant effect on our financial performance, since the majority of our revenues (78.2% in 2009) are generated in Brazil. If the Brazilian real appreciates against the peso from one year to the next, our revenues will tend to increase as reported in pesos. In 2009, the average exchange rate increased 10.0% compared to 2008 due principally to the appreciation of the Brazilian real, which caused our results, as reported in pesos, to improve from year to year. In 2008, the average exchange rate was virtually the same as in 2007. As a result, our performance in 2008 compared to 2007 was not significantly affected.

Exchange rate variations also affect our financial performance because of our U.S. dollar-denominated debt. We recognize an exchange gain or loss based on changes in the value of the U.S. dollar against the functional currencies of the primary operating environments of our subsidiaries that have debt denominated in U.S. dollars. Most of our U.S. dollar-denominated debt is in Brazil, and we have used derivative instruments to hedge against exchange loss on this debt. In 2009, the appreciation of the Brazilian real against the U.S. dollar resulted in an exchange gain of P.4,154 million, which was partly offset by a fair value loss of P.1,670 million on derivatives we entered into to convert our U.S. dollar exposure to Brazilian reais. In 2008, the appreciation of the dollar against the Brazilian real resulted in an exchange loss of P.4,177 million, which was partly offset by fair value gains in the amount of P.2,577 million on derivatives we entered into to convert our U.S. dollar exposure to Brazilian reais.

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial statements for periods through December 31, 2007 have been re-expressed in constant pesos as of December 31, 2007, using a factor that is based on the Mexican consumer price index. The value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. See Note 2(c) to our audited consolidated financial statements.

Effects of the Escisión

Telmex Internacional is a Mexican holding company that was established in December 2007. Our operating subsidiaries were all owned by Telmex prior to our establishment, and they were transferred to us on December 26, 2007 in the split-up that we refer to as the Escisión. We believe in general that our financial performance has not been materially affected by the separation from Telmex, and our historical financial statements for earlier dates and periods would not have been materially different if we had been separate from Telmex prior to the Escìsíon.

Effects of Acquisitions

Prior to the Escisión, Telmex was engaged in the Mexican yellow pages business for many years. All of our other businesses, however, were acquired by Telmex after January 1, 2004, starting with the purchase of AT&T Latin America in February 2004 and the purchase of a controlling interest in Embratel in July 2004. Our past financial performance has been affected by the recent acquisitions made during those periods. The most significant recent acquisitions are listed below, together with the effective date as of which each has been reflected in our financial statements. These and other, less significant acquisitions are summarized in Note 5 to our audited consolidated financial statements.

•	Sección Amarilla USA, LLC (November 2006)—producer of Spanish-language yellow pages directories in the United States; in December 2009, we acquired the remaining 20% non-controlling interest.

•	Boga (April 2007)—cable television provider in Peru.

•	Ecutel (April 2007)—telecommunications provider in Ecuador.

•	TV Cable S.A. and Cable del Pacífico (April 2007)—two cable television companies in Colombia, now operating as Telmex Colombia, S.A.

•	Zap Television Directa al Hogar Ltda. (September 2007)—satellite television services provider in Chile, now operating as Telmex TV, S.A.

•	Cablecentro, Megainvest Ltda., Comunicaciones Ver TV, S.A., Satelcaribe, S.A. (November 2007)—cable television assets in Colombia.

•	Ertach (November 2007)—Internet, data and voice services provider in Argentina.

•	Teledinámica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A. (October 2008)—cable television and Internet access assets in Colombia, now operating as New Dinamic Company, S.A.

•	Contenido Cultural y Educativo, S.A. de C.V. (March 2009)—engaged in the sale of print advertising in Mexico.

•	Eidon Software, S.A. de C.V. (May 2009)—provider of software services.

We have accounted for business acquisitions using the purchase method of accounting, which has resulted in the recognition of a substantial amount of goodwill. At December 31, 2009, the balance of goodwill was P.14,399 million. We have also allocated substantial value to the licenses and trademarks of acquired entities and prepaid indefeasible rights of use, which has resulted in a net balance of P.14,557 million on our balance sheet at December 31, 2009.

We will continue to evaluate possible acquisitions, particularly in the Latin American telecommunications business, and we may acquire businesses when we are presented with opportunities that are strategically complementary and reasonably priced. Any acquisitions we may make will affect our financial performance in future periods. We may incur additional debt to finance acquisitions, and we may acquire companies with pre-existing debt. Increased debt would also affect our financial condition and our results of operations.

Changes in Mexican FRS

Note 2(z) to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that became effective in 2009, and Notes 2(b), 2(c) and 2(u) to our audited consolidated financial statements discuss new accounting pronouncements under Mexican FRS that became effective in 2008. These accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008. In 2010, other pronouncements might affect certain aspects of our consolidated financial statements.

Transition to IFRS

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB). Mexican issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

Summary of Operating Income and Net Income

The table below summarizes our consolidated income statement for the past three years.

	Year ended December 31,
	2009			2008			2007
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
	(in millions of Mexican pesos for 2009 and 2008 and in millions of constant Mexican pesos as of December 31, 2007 for 2007)
Operating revenues:
Domestic long-distance service	P.	31,514	34.0%	P.	28,299	37.2%	P.	27,084	40.0%
Corporate networks		21,745	23.5%		16,757	22.1		15,390	22.7
Local service		15,255	16.5%		10,594	13.9		7,874	11.6
Yellow pages		4,930	5.3%		5,519	7.3		5,639	8.3
Internet access services		8,018	8.7%		5,496	7.2		4,381	6.5
International long-distance service		3,362	3.6%		3,294	4.3		3,605	5.3
Pay television		5,355	5.8%		3,203	4.2		1,044	1.5
Other		2,361	2.6%		2,843	3.8		2,743	4.1

Total operating revenues		92,540	100.0%		76,005	100.0		67,760	100.0

Operating costs and expenses:
Transport and interconnection		32,726	35.4%		26,925	35.4		23,649	34.9
Cost of sales and services		15,695	17.0%		12,048	15.9		9,803	14.5
Commercial, administrative and general expenses		21,541	23.3%		19,141	25.2		16,207	23.9
Depreciation and amortization		11,526	12.4%		8,968	11.8		7,771	11.5

Total operating costs and expenses		81,488	88.1%		67,082	88.3		57,430	84.8

Operating income		11,052	11.9%		8,923	11.7%		10,330	15.2%

Other expenses, net		48			103			242
Financing (income) cost:
Interest income		(1,085)			(1,266)			(1,217)
Interest expense		2,366			1,508			1,631
Exchange loss, net		(2,373)			1,879			3
Monetary gain, net(1)		—			—			(141)

		(1,092)			2,121			276

Equity interest in net income of affiliates		1,889			191			689

Income before income tax		13,985			6,890			10,501
Income tax		4,422			1,259			3,487

Net income		9,563			5,631			7,014

Distribution of net income:
Majority interest		9,105			5,536			6,464
Non-controlling interest		458			95			550

		9,563			5,631			7,014

Earnings per share	P.	0.50		P.	0.30		P.	0.33

(1)	We do not report monetary gain after 2007 because we are no longer required to present the effects of inflation under Mexican FRS after 2007.

Results of Operations for 2009, 2008 and 2007

Revenues

Domestic Long-distance Revenues

Operating revenues from domestic long-distance service consist of (a) revenues for carrying long-distance calls for customers and (b) amounts earned from other telecommunications operators for transporting their domestic long-distance calls. The amount of operating revenues from domestic long-distance service depends on rates and traffic volume. Domestic long-distance revenues increased by 11.4% in 2009 and by 4.5% in 2008. The increase in 2009 was primarily due to an exchange rate variation (a 10% increase) principally attributable to the appreciation of the Brazilian real against the Mexican peso and an increase in domestic long distance revenues at Embratel reflecting increased long-distance mobile traffic carried by Embratel for its customers and long distance traffic originating on other operators’ mobile networks and transported by Embratel. The increase in 2008 was principally due to a 4.7% increase in domestic long-distance revenues at Embratel, mainly as a result of increased traffic from Embratel’s corporate customers and the growth of long-distance traffic originating on other operators’ mobile networks.

Revenues from Corporate Networks

Revenues from corporate networks are primarily from dedicated private lines and from providing virtual private network services. Revenues from corporate networks increased by 29.8% in 2009 and increased by 8.9% in 2008. The increase in 2009 was principally due to an increase of data network services subscribed to by corporate customers in Brazil (35.2% increase in 64 Kbps billed-line equivalents). The increase in 2008 was principally due to increased volume at Embratel (46.9% increase in 64 Kbps billed-line equivalents), which was partially offset by decreased rates.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges and monthly measured service charges based on the number of minutes. These revenues depend on the number of lines in service, the number of new lines installed and the volume of minutes. Revenues from Embratel’s residential and business local services, Livre, Net Fone via Embratel and VipLine, are accounted for under local service revenues. Revenues from local service increased by 44.0% in 2009 and by 34.5% in 2008. The increase in 2009 was principally due to an increase of 20.5% in the number of total lines in service in Brazil. The increase in 2008 was due primarily to the increase in Embratel’s local services revenues as a result of an increase of 53.2% in 2008 in total lines. The increase in total lines in 2009 and 2008 was primarily from Livre and Net Fone via Embratel services.

Revenues from Yellow Pages

Operating revenues from yellow pages consist of sales of yellow pages advertising, principally in Mexico. Revenues from yellow pages decreased 10.7% in 2009 and 2.1% in 2008. The decrease in 2009 was principally due to a decrease in the sale of advertising in directories in Mexico. The decrease in 2008 was principally due to higher discounts offered to our key customers.

Revenues from Internet Access Services

Revenues from Internet access services include set-up and service fees for broadband and dial-up Internet access. Revenues from Internet access services increased by 45.9% in 2009 and increased by 25.5% in 2008. The increase in 2009 was principally due to a 100.4% increase in the number of users of our Internet access service in Brazil and a 22.8% increase in the number of users of our Internet access service in Colombia. The increase in 2008 was principally due to a 79.1% increase in the number of users of our Internet access service in Colombia, the expansion of Embratel’s corporate services resulting from bundled solutions offered to our customers and a 19.2% increase in the number of users of our Internet access service in Brazil.

International Long-distance Revenues

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We generally settle on a net basis the amounts owing to and from each foreign carrier, but we report the amounts owed to us as revenues and the amounts we owe in cost or sales and services. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long-distance revenues increased by 2.1% in 2009 and decreased by 8.6% in 2008. The increase in 2009 was primarily caused by an exchange gain principally due to the appreciation of the Brazilian real against the Mexican peso, partially offset by a decrease in international long distance revenues from residential customers in Brazil. The decrease in 2008 was primarily caused by a 9.7% decline in traffic in Brazil due to growing competition from new technologies, such as VoIP.

Revenues from Pay Television

Our revenues from pay television amounted to P.5,355 million in 2009, compared to P.3,203 million in 2008 and P.1,044 million in 2007. The increase in revenues in 2009 was primarily the result of the launch in December 2008 of satellite television in Brazil (Via Embratel), a 36.5% increase in pay television customers in Chile consisting of subscribers to DTH services and subscribers to services through the HFC network and a 3.1% increase in cable television subscribers along with an increased average revenue per user in Colombia. The increase in revenues in 2008 is the result of a 27.6% increase in the number of subscribers in Colombia, a 313.4% increase in the number of subscribers in Chile and a 62.5% increase in the number of subscribers in Peru.

Other Revenues

The largest components of other revenues are revenues from interconnection (fees we charge other telecommunications operators for completing calls to our local network), provision of call center services (principally in Brazil) and sales of telecommunications equipment (principally handsets sold to our local service customers in Brazil). Other revenues decreased by 17.0% in 2009 and by 3.6% in 2008. The decrease in 2009 was principally due to decreased call center services contracted in Brazil. The increase in 2008 was principally due to an increase in other revenues in Chile resulting from network construction in connection with public works projects, partially offset by a decrease in other revenues in Brazil as the result of a decline in call center services and sales of handsets.

Operating Costs and Expenses

Transport and Interconnection

Costs from transport and interconnection consist primarily of payments to operators of mobile and local networks for the use of their facilities to complete calls to their customers and the rental of capacity from other operators in areas where we use rented capacity to complement our network. These costs are driven in large part by our traffic in Brazil. Transport and interconnection costs increased by 21.5% in 2009 and increased by 13.9% in 2008. The increase in 2009 was due to an increase in interconnection costs for mobile termination mainly in Brazil and higher costs associated with originating mobile traffic due to a rate increase adjustment, effective in January 2009. The increase in 2008 was due to growth in mobile call traffic, resulting in increased transport and interconnection costs, and an increase of mobile network interconnection rates in Brazil.

Cost of Sales and Services

Cost of sales and services increased by 30.3% in 2009 and increased by 22.9% in 2008. The increase in 2009 was due to (a) an increase in the cost of providing data and local services in Brazil, (b) the purchase of television content to increase programming offerings in Colombia, Chile and Peru and (c) the leasing of infrastructure facilities in Colombia. The increase in 2008 was due to increased costs for (a) television content, due to growth in the number of pay television subscribers in Colombia and Chile, (b) increased network maintenance in Colombia and Chile, (c) the leasing of infrastructure facilities in Colombia and (d) the hiring of additional technical and customer service personnel in Colombia.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 12.5% in 2009 and increased by 18.1% in 2008. The increase in 2009 was due to higher expenses associated with (a) customer service call centers and (b) billing and collections services in Colombia and Chile, mainly as a result of increased revenues in these countries and specifically related to pay television revenues in Colombia . The increase in 2008 was due to the expansion of our operations in Colombia, the United States and Chile, including increased personnel and an increase in corporate expenses following the Escisión.

Depreciation and Amortization

Depreciation and amortization increased by 28.5% in 2009 and increased by 15.4% in 2008. The increase in 2009 was mainly due to the expansion of our network in Brazil, Colombia, Chile and Ecuador. The increase in 2008 was due to the expansion of our network in Colombia, Brazil, Argentina and Chile. As a result of Mexican FRS, changes in exchange rates affect the value of fixed assets and thus the amount of depreciation.

Operating Income

Operating income increased by 23.9% in 2009 primarily due to an increase in revenues of 21.8%. Our operating margin was 11.9% in 2009 compared to 11.7% in 2008.

Operating income decreased by 13.6% in 2008 due to an increase of 16.8% in costs and expenses, partially offset by an increase of 12.2% in revenues, with Brazilian revenues increasing 8.1% and Colombian revenues increasing 110.7%. Our operating margin was 11.7% in 2008 compared to 15.2% in 2007, due to an increase in costs and expenses principally resulting from the expansion of our network and our pay television and Internet access operations as well as an increase in depreciation caused by an increased investment in plant, property and equipment.

Financing (Income) Cost, Net

Financing (income) cost, net reflects interest income, interest expense, foreign exchange gain or loss and, through 2007, the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial amount of our indebtedness (37.1% at December 31, 2009), is denominated in U.S. dollars, so variations in the value of the U.S. dollar affect our foreign exchange gain or loss and interest expense. Approximately 6.6% of our monetary assets were denominated in U.S. dollars at December 31, 2009.

In each country in which we have monetary assets or liabilities, we determine foreign exchange gain or loss based on the functional currency of local operations, and, through 2007, we determined monetary gain or loss based on the local inflation rate. Because our subsidiary Embratel has 44.2% of our total indebtedness, exchange gain or loss is driven primarily by the value of the Brazilian real against the U.S. dollar.

We enter into derivative transactions to manage our exposure to changes in exchange rates, and the change in fair value of these derivative transactions is included in exchange gain or loss.

In 2009, financing (income) cost, net was P.(1,092) million compared with P.2,121 million in 2008 and P.276 million in 2007. The changes in each component were as follows:

•

Interest income decreased by 14.3% in 2009 after increasing by 4.0% in 2008. The decrease in 2009 was principally due to a lower average level of interest-generating financial assets. The increase in 2008 was principally due to an increase in cash equivalents following the Escisión.

•

Interest expense increased by 56.8% in 2009 after decreasing by 7.5% in 2008. The increase in 2009 was principally due to a higher average debt balance. The change in 2008 was due to a slight reduction in the average level of debt held by Embratel and a decrease in the average LIBOR interest rate.

•

We recorded a net exchange gain of P.2,373 million in 2009, compared to net exchange losses of P.1,879 million in 2008 and P.3 million in 2007. In 2009, the gain was primarily due to the appreciation of the Brazilian real against the U.S. dollar during the period, which was partially offset by fair value losses of Embratel’s Brazilian real/U.S. dollar cross-currency swaps. In 2008, the amount reflects the offsetting effects of exchange loss on dollar-denominated debt, primarily at Embratel, and fair value gains on cross-currency swaps, primarily entered into to cover our exposure from U.S. dollars to Brazilian reais. In 2007, the amount reflects the offsetting effects of exchange gain on dollar-denominated debt and fair value losses on cross-currency swaps.

•

Beginning in 2008, due to a change in Mexican FRS, we did not recognize the effects of inflation on monetary assets and liabilities. We had a net monetary loss of P.141 million in 2007. In 2007, we had a gain in Brazil, where we have substantial monetary liabilities, and a loss in Mexico, where we have substantial monetary assets. The inflation rate in Brazil was 7.8% in 2007.

Equity interest in net income of affiliates

Equity interest is the application of the equity method on the net income of affiliates, mainly in Net, the largest cable television operator in Brazil. Equity income increased 889% in 2009 and decreased 72.3% in 2008. The increase in 2009 was principally due to net income growth substantially as a result of an increase in subscribers in all of Net’s products and the integration of companies acquired in recent years, as well as a net exchange gain due to the appreciation of the Brazilian real against the U.S. dollar. The decrease in 2008 was principally due to a higher net exchange loss due to the appreciation of the U.S. dollar against the Brazilian real, partially offset by an increase in operating income as a result of an increase in subscribers.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2009, 2008 and 2007. The statutory tax rate on our income in Brazil, which accounts for the majority of our taxable income, was 34% in 2009, 2008 and 2007. Our effective rate of corporate income tax as a percentage of pre-tax profit was 31.6% in 2009, 18.3% in 2008 and 33.2% in 2007. Our effective tax rate was higher in 2009 and 2007 than 2008 primarily because in 2008 we recognized the reversal of the valuation allowance on deferred tax assets in our Brazilian subsidiaries. The effective tax rates in 2009 and 2007 were virtually the same.

Net Income

Net income increased by 69.8% in 2009 and decreased by 19.7% in 2008. In 2009, the increase was primarily due to lower financing cost, higher operating income and an increase in equity interest in Net. In 2008, the decrease was due to lower operating margin and higher exchange losses, which more than offset increased revenues.

Results of Operations by Segment

We operate in eight geographic segments. Segment information is presented in Note 18 of our audited consolidated financial statements included in this report. Brazil is our principal geographic market, accounting for 78.2% of our total operating revenues in 2009 (compared to 78.9% in 2008 and 81.8% in 2007) and 75.3% of our total costs and expenses in 2009 (compared to 77.0% in 2008 and 83.8% in 2007). Colombia is our second most important geographic market, accounting for 8.0% of our total operating revenues in 2009 (compared to 7.5% in 2008 and 4.0% in 2007) and 9.0% of our total costs and expenses in 2009 (compared to 8.8% in 2008 and 4.4% in 2007).

The table below sets forth the percentage of our total revenues and total costs and expenses represented by each of our principal geographic segments for the periods indicated.

	2009		2008		2007
	% of Total revenues	% of Total costs and expenses	% of Total revenues	% of Total costs and expenses	% of Total revenues	% of Total costs and expenses
Brazil	78.2	75.3	78.9	77.0	81.8	83.8
Colombia	8.0	9.0	7.5	8.8	4.0	4.4
Mexico	5.1	4.5	6.8	4.7	8.1	4.0
Chile	3.9	4.8	3.1	4.0	2.5	3.2
Argentina	2.4	2.7	2.4	3.1	2.1	2.6
Peru	2.0	2.3	1.7	2.1	1.5	1.7
Other(1)	0.4	1.4	(0.4)	0.3	0.0	0.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes United States, Ecuador and consolidation adjustments.

Brazil

Operating revenues in Brazil increased by 20.6% in 2009, principally due to an increase in revenues from local services, domestic long distance, corporate networks and Internet access service, which was partially offset by decreases in revenues from international long distance and other revenue sources. Operating revenues in Brazil increased by 8.1% in 2008, due primarily to an increase in revenues from local, data and long-distance services. Measured in Brazilian reais without the effects of inflation accounting, currency translation or re-expression, operating revenues in Brazil increased by 8.4% from 2008 to 2009.

Total costs and expenses in Brazil increased by 18.7% in 2009 and by 7.3% in 2008. The increase in 2009 was mainly the result of higher costs associated with originating mobile traffic due to a rate increase adjustment, effective in January 2009 and an increase in depreciation due to an increased investment in plant, property and equipment. The increase in 2008 was primarily due to the growth in mobile call traffic, resulting in increased transport and interconnection costs.

Colombia

Operating revenue in Colombia increased by 31.0% in 2009, due mainly to an increase of 37.8% in local telephone service customers, an increase of 22.8% of users of our Internet access service and an increase of 3.1% of subscribers to our paid television services along with an increased average revenue per user. Operating revenues in Colombia increased by 110.7% in 2008, due mainly to an increase of 27.6% of subscribers to our paid television services and an increase of 79.1% of users of our Internet access service in Colombia.

Total costs and expenses in Colombia increased by 34.7% in 2009 and by 134.0% in 2008. The increase in 2009 was principally due to an increase in higher depreciation costs associated with the expansion of plant, property and equipment, increased costs to purchase television content resulting from the rise in the number of pay television subscribers, increased reserves for doubtful accounts and increased rent for infrastructure resulting from an expansion of our operations. The increase in 2008 was due to the hiring of additional sales personnel, increased network maintenance costs, increased costs to purchase television content resulting from the rise in the number of pay television subscribers and higher depreciation costs associated with greater capital expenditures.

Mexico

Operating revenues in Mexico decreased by 9.3% in 2009 and decreased by 5.8% in 2008. Mexican operating revenues are principally attributable to our yellow pages business. The decrease in 2009 was due primarily to a decrease in the sale of advertising in our telephone directories. The decrease in 2008 was due primarily to greater discounts offered to our key customers.

Total costs and expenses increased by 15.9% in 2009 and increased by 36.9% in 2008. The increase in 2009 was due to an increase in U.S. dollar-denominated costs to produce our directories as a result of the appreciation of the U.S. dollar against the Mexican peso, increased expenses for software maintenance, publicity, fees and depreciation, and costs associated with the incorporation of Contenido Cultural y Educativo, S.A. de C.V. into our operations. The increase in 2008 was due to an increase in corporate expenses following the Escisión, an increase in the payment to Telmex of fees for the use of its customer database and costs associated with the development of enhanced information technology support and software for our growing online yellow pages business. In the future, we expect to continue to only pay Telmex an annual renewal fee for use of its customer database.

Other countries

The other countries in which we operate are Chile, Argentina, Peru, Ecuador and the United States. Together they represented 8.9% of 2009 revenues and an operating loss of P.1,117 million. In 2009, the decrease in operating loss was principally due to an increase in revenues from pay television in Chile resulting from an increase in the number of subscribers, partially offset by a higher cost of television content and higher expenses due to an increased allowance for doubtful accounts and increased depreciation due to an increase in plant, property an equipment. In 2008, revenues from these other countries represented less than 8% of 2008 revenues and an operating loss of P.1,169 million. In 2008, the increase in operating loss was principally due to a higher depreciation in Argentina and Chile generated by an increase in plant, property and equipment and an increase in expenses for advertising and advisory services in the United States.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures and working capital. We generally plan for each of our major operating subsidiaries to meet its capital requirements from its operating cash flow. Our subsidiaries, other than those in Brazil, may not generate sufficient cash flow to meet their capital requirements and will rely on funding provided by us. Our cash flows provided by operating activities were P.19,724 million in 2009. In 2008, our cash flows provided by operating activities were P.14,077 million.

We had a working capital deficit of P.255 million as of December 31, 2009, a working capital deficit of P.1,889 million at December 31, 2008 and a working capital surplus of P.8,121 million at December 31, 2007. We expect our working capital to stabilize, and we believe our working capital is sufficient for our present requirements.

Our capital expenditures were P.15.8 billion in 2009, P.18.3 billion in 2008 and P.12.8 billion in 2007. We have budgeted capital expenditures in 2010 of approximately P.19.2 billion (U.S.$1.5 billion). Budgeted capital expenditures for 2010 exclude any other investments we might make to acquire other companies.

We also use funds to repurchase our shares. In July 2008, the ordinary shareholders’ meeting authorized share repurchases up to P.10 billion. The ordinary shareholders’ meeting held on April 29, 2009, approved up to an additional P.5 billion to be used for share repurchases, which, in addition to the approximately P.5 billion not utilized for share repurchases since July 2008 until the additional approval, provided us with approximately P.10 billion available for share repurchases in 2009. The amount spent on share repurchases is determined from time to time by our board of directors based on market conditions. The amount we spent on share repurchases after June 10, 2008, when our shares and those of Telmex began trading separately P.4,245 million in 2008, and we spent P.2,490 million on share repurchases in 2009. The amount spent on share repurchases is determined from time to time by our board of directors based on market conditions.

In 2008, we paid dividends totaling P.2,786 million. In April 2009, we declared a dividend of P.0.17 per share, which was payable in equal installments of P.0.085 per share in August 2009 and November 2009, and we paid dividends totaling approximately P.3,000 million.

From the time of the Escisión through the separate trading of our shares on June 10, 2008, Telmex carried out repurchases of its shares. These transactions reduced the number of outstanding shares of Telmex Internacional by 414 million L Shares and 1 million A Shares. The repurchase transactions did not reduce the assets of Telmex Internacional because, as contemplated in the December 21, 2007 shareholder decisions, in May 2008 the Telmex board of directors approved the transfer to us of an additional amount of P.3,572 million. We paid Telmex P.3,572 million in July 2008 in respect of these repurchases.

We believe that the telecommunications industry in Latin America will continue to be characterized by growth, technological change, competition and consolidation. We may take advantage of these opportunities through direct or indirect investments or strategic alliances, but future investments may require substantial additional capital and expose us to new risks. Our expenditures for business acquisitions were P.431 million in 2009, P.507 million in 2008 and P.8,365 million in 2007.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, our liquidity could be materially affected even if we had previously established provisions. See Note 17 to our audited consolidated financial statements.

Outstanding Indebtedness

At December 31, 2009, we had total indebtedness of P.33,977 million (U.S.$2,602 million). Indebtedness of our Brazilian subsidiaries represented approximately 44% of our total indebtedness. At December 31, 2009, 48% was denominated in Mexican pesos, 37% of our total consolidated indebtedness was denominated in U.S. dollars, 8% was denominated in Brazilian reais, and 6% was denominated in other currencies. We have P.12,667 million (U.S.$970 million) in debt that will come due in 2010. Subject to market conditions, we plan to refinance this amount with new debt or partially repay it.

The major categories of our indebtedness are as follows:

•

U.S. dollar-denominated bank financing. We had U.S.$966 million (P.12,614 million) of U.S. dollar-denominated bank financing outstanding at December 31, 2009. Of this amount, approximately 59% was under loans from export credit and development agencies. Most of our bank borrowings bear interest at a spread over LIBOR. In March 2009, Embratel entered into a syndicated credit facility for an aggregate principal amount of U.S.$200 million due in 2014.

•

U.S. dollar-denominated export credit agency financing for satellites. We had U.S.$201.8 million (P.2,635 million) outstanding at December 31, 2009, in financing the acquisition of satellites Star One C-1 and Star One C-2. These loans bear interest at an average rate of 3.9% and mature in 2013.

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificadoes bursátiles) from time to time in the Mexican market through a five-year debt program registered with the Comisión Nacional Bancaria y de Valores (CNBV) for an amount of up to P.20,000 million. Of this amount, we issued P. 5,000 million in short-term notes, which have been renewed. Additionally, we have issued senior notes with maturities of five and three years as follows: P.5, 000 million issued in September 2009 and maturing in August 2012, and P.5,000 million issued in December 2009 and maturing in November 2014.

In January 2010, Embratel paid at maturity U.S.$100.5 million (P.1,312 million) aggregate principal amount of a one-year bank loan.

We also have other categories of outstanding indebtedness, including local currency-denominated loans from local banks, financial leases and supplier credits for equipment financing. We look for the best sources for borrowing in terms of cost and term, including sources within local and international capital markets as well as international and local banks.

Most of our credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of our debt is in default or accelerated. The terms of these agreements restrict the ability of our subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Under a number of these agreements, we are required to maintain certain specified financial ratios, including EBITDA to payments of principal and interest expense of no less than 1.2 to 1.0 and net debt to EBITDA of no more than 3.5 to 1.00 (using terms defined in the credit agreements).

A number of Embratel’s financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control of Embratel, as defined in the respective instruments. The definitions of change of control vary, but most of them are not triggered so long as we continue to control a majority of Embratel’s voting stock. The offer announced by América Móvil, S.A.B. de C.V. to acquire our outstanding shares could fall within the definition of change of control in certain of Enbratel’s financing instruments, and we expect to seek waivers under such instruments.

Of our total debt outstanding as of December 31, 2009, approximately 65.1% of our bank facilities bear interest at specified spreads, mainly over LIBOR, and the remaining 34.9% bear interest at fixed rates. The weighted average cost of all borrowed funds at December 31, 2009 (including interest and taxes withheld, but excluding fees) was approximately 4.97%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2009 would increase such cost by 0.15% to 5.12%.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative financial instruments to hedge or adjust our exposures. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the cost of using derivative instruments. We may stop using derivative financial instruments or modify our practices at any time. Currently, our derivative financial transactions relate entirely to Embratel’s indebtedness and consist solely of cross-currency swaps (under which we generally pay amounts in Brazilian reais and receive U.S. dollars).

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time we enter into derivative transactions to protect to some degree against the short-term risks of devaluation of the Brazilian real. Under Mexican FRS, we account for these transactions on a fair-value basis, and changes in such fair value offset gains and losses from the foreign currency-denominated liabilities that are hedged. We do not apply hedge accounting rules to our derivative financial instruments. We had cross-currency swaps covering U.S.$528 million of Embratel’s indebtedness at December 31, 2009 (U.S.$217 million of Embratel’s indebtedness at December 31, 2008). The fair value of our derivative financial instruments amounted to an liability of P.1,094 million at December 31, 2009 and an asset of P.1,025 million at December 31, 2008. We recognized a net loss of P.1,670 million in 2009 (compared to a gain of P.2,577 million in 2008), included under our financing cost, net, which reflects the effects of exchange rate variations under our derivative financial instruments.

Contractual Obligations

In the table below we set forth certain contractual obligations as of December 31, 2009 and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative financial instruments, which provide for payment flows that vary depending on exchange rates. Purchase obligations include commitments for the purchase of equipment and consulting and management services as well as payments for the right to use satellite orbital positions. The table below does not include pension liabilities, tax liabilities or accounts payable.

	Payments Due by Period (as of December 31, 2009)
	Total		2010		2011-2012		2013-2014		2015 and beyond
	(in millions of Mexican pesos)
Contractual obligations:
Total debt(1)	P.	33,406	P.	12,562	P.	13,167	P.	7,529	P.	148
Capital Leases		572		106		211		150		105
Purchase obligations		2,065		2,065		—		—		—

Total	P.	36,043	P.	14,733	P.	13,378	P.	7,679	P.	253

(1)	Excludes interest payments, fees and the effect of derivative financial instruments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

In December 2007, the FASB issued Accounting Standards Codification (ASC) 810, Consolidation, as amended by SFAS 160. This ASC establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. See Note 19 to our audited consolidated financial statements.

Net income under U.S. GAAP was P.8,587 million in 2009, P.3,277 million in 2008 and P.6,163 million in 2007. Compared to net income under Mexican FRS, net income under U.S. GAAP was 10.2% lower in 2009, 41.8% lower in 2008 and 12.1% lower in 2007.

There are certain differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant in their effects concern (i) elements of inflation accounting that are determined differently under U.S. GAAP than under Mexican FRS, (see “—Effect of Inflation Accounting” above), (ii) differences in the application of purchase accounting to the successive transactions in which we increased our interest in Embratel, (iii) changes in the valuation allowance of deferred taxes after purchase price allocation and (iv) deferred tax effect on foreign translation effect.

Other differences that affected net income relate to accounting for business combinations and capitalization of interest on assets under construction. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of revised or different estimates is not material to our financial presentation.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2009 to P.10,064 million, or 12.4% of our operating costs and expenses under Mexican FRS. See Note 6 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors and their selection takes into account the practices of other telecommunications companies. We review estimated useful lives when we consider it necessary to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it might result in our recognizing an impairment charge to reflect a write-down in value. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under the defined-benefit and defined-contribution plans as well as a medical assistance plan for defined-benefit plan participants at Embratel. We also have a defined-benefit plan and termination benefits for our Mexican employees. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2009, we recognized net period cost relating to these obligations of P.39.2 million under Mexican FRS.

We use estimates in several specific areas that have a significant effect on these amounts: (a) the actual discount rates that we use to calculate the present value of our future obligations, (b) the actual rate of increase in salaries that we assume we will observe in future years, (c) long term average inflation, (d) health care cost trends and (e) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Notes 14 (Mexican FRS) and 19 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease. In 2008, we began using nominal rates instead of real rates in preparing these estimates as a result of the cessation of inflation accounting under Mexican FRS.

In 2009, we had a net increase in the unamortized balance of actuarial gain of P.980 million in the defined benefit pension plan (DBP) and a net increase in the unamortized balance of actuarial loss of P.31 million in the medical assistance plan (MAP) in Brazil, which will be amortized over the estimated average remaining working lifetime of Embratel’s employees. The net increases were primarily attributable to the variations between actual experience and the actuarial assumptions used in the computation of Embratel’s DBP and MAP. Actuarial assumptions were based on our experience and future expectations with respect to retirement as well as general trends in Brazil over the past several years, including interest rates, investment returns and level of inflation, mortality rates and future employment levels.

As of December 31, 2009, 89.0% of fund assets consisted of Brazilian reais-denominated fixed-income securities, 7.0% consisted of variable-income securities of Brazilian companies and 4.0% of other instruments. Our actuarial assumptions as of December 31, 2009 include an assumed annual return of 11.3% on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses that we may experience if our customers or other telecommunications operators do not pay the amounts they owe us. At December 31, 2009, the amount of the allowance was P.5,408 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For operators, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate or if one or more operators refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

Impairment of Long-Lived Assets and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2009, long-lived assets include plant, property and equipment (P.80,124 million, net of accumulated depreciation), goodwill (P.14,399 million), licenses, trademarks and indefeasible rights of use (P.14,557 million, net of accumulated depreciation). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates as well as guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. During 2009, 2008 and 2007, we did not recognize any impairment of long-lived assets or goodwill.

Purchase Accounting—Purchase Price Allocation

During 2009, 2008 and 2007, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the determination of the fair values of the net assets acquired and then the allocation of the purchase price to the various assets and liabilities of the acquired business, which affects goodwill recognized on our balance sheet. The most difficult estimations of individual fair values are those involving plant, property and equipment and identifiable intangible assets, such as licenses and trademarks. We use all available resources to make these fair value determinations, including the retention of appraisers to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Realization of Net Deferred Tax Assets

The recognition of net deferred tax assets on temporary differences mainly due to Brazilian tax losses and to the negative basis for calculating social contribution in Brazil is supported by the history of taxable income and Embratel’s estimate of future profitability. Mexican FRS D-4 and ASC 740 establish the conditions for measuring and recognizing deferred tax assets. Based on Embratel’s financial projections, we believe that these assets will be realized over a period of approximately five years. A future change in these projections of profitability could result in the need to record a valuation allowance against these net deferred tax assets, resulting in a negative impact on future results.

Provision for Contingencies

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In several tax disputes with the Brazilian tax authorities, we have recognized no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have an adverse impact on future results and cash flows.

Fair Value of Derivatives

Under Mexican FRS C-10, Instrumentos Financieros Derivados y Operaciones de Cobertura (Derivative Financial Instruments and Hedging Activities) and U.S. GAAP (SFAS 133), we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. We obtain the fair values from the financial institutions with whom we enter into these transactions. We use these fair values as a reference to establish the basis for recognition of the derivative financial instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net income.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate and Interest Rate Risks

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than the currencies of the primary operating environments for each of our subsidiaries. As of December 31, 2009, indebtedness denominated in foreign currencies was P.17,578 million, of which P.12,614 million was denominated in U.S. dollars. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.22,120 million of indebtedness bearing interest at floating rates at December 31, 2009.

We use derivative financial instruments to minimize the impact of fluctuations in exchange rates affecting our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See “Operating and Financial Review and Prospects—Risk Management.”

Sensitivity Analysis Disclosures

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2009 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our derivative transactions, would have been approximately P.2,940 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.402 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in local currency of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair value of financial instruments (which consisted solely of indebtedness) held at December 31, 2009 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our derivative transactions, would have been approximately P.132 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial liabilities held at December 31, 2009, taking into account our derivative transactions, would have resulted in additional interest expense of approximately P.568 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable.

RECENT DEVELOPMENTS

Changes in Tax Rates

In Mexico, a general tax reform become effective on January 1, 2010, pursuant to which there will be a temporary increase in the corporate income tax rate from 28% to 30% from 2010 through 2012. This increase will be followed by a reduction to 29% for the tax year 2013 and a further reduction in 2014 to return to the current rate of 28%.

Board of Directors Changes

At the ordinary shareholders’ meeting held on December 15, 2009, the shareholders accepted the resignation of Eric D. Boyer from the Board of Directors. Michael Bowling and Louis C. Camilleri were appointed as independent members of the Board of Directors at such meeting.

Acquisitions and Investments

In February 2009, we paid P.77.1 million (US$5.9 million) to Pedregales del Sur, S.A. de C.V. and Inmobiliaria Carso, S.A. de C.V., both related parties, to acquire 100% of the shares of Contenido Cultural y Educativo, S.A. de C.V., which sells print advertising. As a result of this acquisition, we recorded an amount of P.26,943 as a contribution to stockholders.

In April 2009, we paid P. 247.9 million (US$18.9 million) to Impulsora para el Desarrollo y el Empleo en America Latina, S.A.B. de C.V., a related party, to acquire 51% of the shares of Eidon Software, S.A. de C.V., a software services provider. As a result of this acquisition, we recorded an amount of P.91,434 as a contribution to stockholders.

In December 2009, we acquired the remaining 20% non-controlling interest of Sección Amarilla USA, LLC for P.106.3 million (US$8.1 million).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELMEX INTERNACIONAL, S.A.B. DE C.V.

	By:	/s/ OSCAR VON HAUSKE SOLÍS
Date: March 24, 2010	Name:	Oscar Von Hauske Solís
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibits

Document filed as an exhibit to this report:

99.1	Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007.